

DIVISION OF
CORPORATION FINANCE

Mail Stop 7010

June 19, 2006

J. Eric Schaal
Corporate Secretary and Associate General Counsel
USG Corporation
125 South Franklin Street
Chicago, IL 60606-4678

> **Re:** **USG Corporation**
> **Amendment Number Three to Registration Statement on Form S-1**
> **Filed June 13, 2006**
> **File No. 333-132203**
> **Form 10-K for Fiscal Year Ended December 31, 2005**
> **Filed February 14, 2006**
> **File No. 1-08864**

Dear Mr. Schaal:

      We have limited our review of your filing to those issues we have addressed in our comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-1

General

1. We note your response to comment one of our letter dated June 6, 2006. Based on your response and the fact that the private placement to Berkshire Hathaway was not complete at the time you filed your registration statement, you will be conducting a private placement concurrently with your offering. Please supplementally provide to us a detailed legal analysis from counsel as to why your public and private offerings should not be integrated. We may have further comment based on your response.

2. If the Rights Plan has become effective, please update your prospectus and have counsel revise Exhibits 5.1 and 5.2.

Exhibit 5.2

3. Please have counsel revise the opinion to clarify that the certificate referred to in item (ix) at the top of page 2 relates to factual matters.

4. Please have counsel delete the assumption in (a) in the first full paragraph on page 2 with respect to "incumbency, authority, legal right and power." These appear to be legal conclusions that assume away counsel's opinion that the Rights are the binding obligations of the registrant.

5. Please advise as to the purpose for counsel's assumption in the second to last sentence of the first full paragraph on page 2 with respect to the assumption that "there exists no provision of any such other document that bears upon or is inconsistent with our opinion as expressed herein." This appears overly broad. Alternatively, please have counsel revise to delete this assumption.

6. Please tell us the purpose of your assumption marked B(a) in the first full paragraph on page 3, given that the registrant is in bankruptcy proceedings.

7. In addition, please advise us as to the purpose for the assumption marked B(c) in the first full paragraph on page 3. This assumption appears overly broad. Alternatively, please have counsel revise to delete this assumption.

Closing Comments

Please direct questions to Lesli Sheppard at (202) 551-3708. In this regard, please do not hesitate to contact the undersigned at (202) 551-3760.

Sincerely,

Jennifer R. Hardy
Legal Branch Chief

cc: Timothy J. Melton, Esq. (*via facsimile* (312) 782-8585)
       Jones Day
       77 West Wacker
       Chicago, IL 60601-1692